NEWALTA

Better ways to manage waste


06013639

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 17 2006
WASH., D.C.
213
SECTION

May 8, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated May 4, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
General Counsel

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

TBW:vz
Encl.

5/23

8-03 SEC Letter - Week of May 1, 2006

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta To Hold First Quarter 2006 Conference Call

CALGARY, Alberta, Canada, May 4, 2006 – Newalta Income Fund ("Newalta") today announced that Management will hold its quarterly conference call on Friday, May 12, 2006 at 1:00 p.m. Eastern Time.

Newalta's management will review financial results for the first quarter of 2006. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Senior Vice President, Finance and CFO; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 416-695-9712 or 1-888-280-8771. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Friday, May 19, 2006, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 620063.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com